Exhibit 99.2

RIDGETECH, INC THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ANNUAL GENERAL MEETING OF SHAREHOLDERS – AUGUST 25, 2026 AT 9:00 P.M. E.T. RIDGETECH CONTROL ID: REQUEST ID: The undersigned shareholder of ordinary shares and/or Series A Preferred Shares of Ridgetech, Inc (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company, each dated on or around August 5, 2026, and hereby appoints Ming Zhao (the "Proxy"), with full power of substitution and authority to act in the absence of the undersigned, as a proxy and attorney-in-fact, to cast all votes that the undersigned is entitled to cast at, and with all powers that the undersigned would possess if personally present at, the Annual General Meeting of Shareholders of the Company, to be held on August 25, 2026 at 9:00 p.m. E.T. (August 26, 2026 at 9:00 a.m., Beijing time), at the Company's principal executive offices located at 5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district, Qiantang District, Hangzhou City, Zhejiang Province, P. R. China, 310018, and at any postponement, postponements, adjournment or adjournments thereof, and to vote all shares of the Company that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side, and all such other business as may properly come before the meeting. I/we hereby revoke all proxies previously given. (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.) VOTING INSTRUCTIONS If you vote by phone, fax or internet, please DO NOT mail your proxy card. MAIL: Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope. FAX: Complete the reverse portion of this Proxy Card and Fax to 202-521-3464. INTERNET: https://www.iproxydirect.com/RDGT PHONE: 1-866-752-VOTE(8683)

ANNUAL MEETING OF THE SHAREHOLDERS OF RIDGETECH, INC PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE:  PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Proposal 1 → FOR WITHHOLD Election of Directors: Lingtao Kong   Caroline Wang   CONTROL ID: Jiangliang He   REQUEST ID: Genghua Gu   Proposal 2 → FOR AGAINST ABSTAIN To ratify as an ordinary resolution the appointment of YCM CPA, Inc. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2027.    Proposal 3 → FOR AGAINST ABSTAIN To approve as a special resolution the adoption of the Sixth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached as Annex A to the accompanying proxy statement, in substitution for, and to the exclusion of, the Company's existing Fifth Amended and Restated Memorandum and Articles of Association, to (i) reflect the creation of the Series A Preferred Shares and associated statement of rights effected pursuant to the unanimous written resolutions of the board of directors of the Company (the "Board") dated June 29, 2026, and (ii) revise the quorum requirement for general meetings set out in article 40(2) of the Fifth Amended and Restated Memorandum and Articles of Association so that a quorum is based on one or more members holding shares representing, in the aggregate, not less than one-third (33-1/3%) of the voting power attaching to the Company's issued and outstanding voting shares entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.    Proposal 4 → FOR AGAINST ABSTAIN

To approve as a special resolution, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the "Companies Act") relating to share capital reduction supported by solvency statement being complied with, to effect the following changes to the Company's share capital: Share Capital Reduction (a) the par value of each issued and outstanding Ordinary Share of a par value of US$0.15 each in the share capital of the Company, be reduced from US$0.15 (or the then current par value of each ordinary share) each to US$0.0001 each (the "New Par Value") by cancelling the paid-up capital on each of the issued and outstanding Ordinary Share to the extent of the difference between US$0.15 (or the then current par value) and the New Par Value on each of the then issued Ordinary Shares of the Company (the "Capital Reduction"); (b) following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding ordinary share of the Company shall be the New Par Value; (c)the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company's then memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; Share Capital Subdivision (d) immediately following the Capital Reduction, each of the authorized but unissued Ordinary Shares of the Company shall be sub-divided (the "Share Subdivision") into 1,500 new Ordinary Shares of par value of US$0.0001 each (the "New Ordinary Shares"); (e) each of the New Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each shall have rights and privileges and be subject to the restrictions as contained in the memorandum and the articles of association of the Company; Authorised Share Capital Confirmation (f) immediately following the Capital Reduction and the Share Subdivision, the authorized share capital of the Company will be changed from US$36,010,000 divided into (i) 240,000,000 Ordinary Shares of a par value of US$0.15 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 360,000,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; and (g) any director of the Board be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Capital Reduction and the Share Subdivision, on behalf of the Company, as such director may consider necessary or expedient to give effect to, implement and complete the Capital Reduction and the Share Subdivision.    Proposal 5 → FOR AGAINST ABSTAIN

To approve by ordinary resolution, subject to the approval and implementation of the Capital Reduction Proposal, the authorization of the Board to effect, on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, one, and only one, of the following alternative consolidations of the Company's authorized and issued ordinary shares ("Ordinary Shares"), as determined by the Board (the consolidation so determined, the "Consolidation of Ordinary Shares"), at the ratio specified in the alternative so determined (such ratio, the "Approved Consolidation Ratio"), if deemed necessary or advisable by the Board, including to comply with the Nasdaq Listing Rules: (a) a consolidation of the Company's authorized and issued ordinary shares at a ratio of one-for-twenty (1:20), such that the number of authorized and issued ordinary shares of the Company is reduced by a factor of 20, the par value per ordinary share is correspondingly increased by a factor of 20, and the authorized share capital of the Company shall be altered from US$36,010,000 divided into (i) 360,000,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 18,000,000,000 Ordinary Shares of a par value of US$0.002 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; (b) a consolidation of the Company's authorized and issued ordinary shares at a ratio of one-for-fifty (1:50), such that the number of authorized and issued ordinary shares of the Company is reduced by a factor of 50, the par value per ordinary share is correspondingly increased by a factor of 50, and the authorized share capital of the Company shall be altered from US$36,010,000 divided into (i) 360,000,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 7,200,000,000 Ordinary Shares of a par value of US$0.005 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; (c) a consolidation of the Company's authorized and issued ordinary shares at a ratio of one-for-one hundred (1:100), such that the number of authorized and issued ordinary shares of the Company is reduced by a factor of 100, the par value per ordinary share is correspondingly increased by a factor of 100, and the authorized share capital of the Company shall be altered from US$36,010,000 divided into (i) 360,000,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 3,600,000,000 Ordinary Shares of a par value of US$0.01 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; (d) a consolidation of the Company's authorized and issued ordinary shares at a ratio of one-for-one hundred fifty (1:150), such that the number of authorized and issued ordinary shares of the Company is reduced by a factor of 150, the par value per ordinary share is correspondingly increased by a factor of 150, and the authorized share capital of the Company shall be altered from US$36,010,000 divided into (i) 360,000,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 2,400,000,000 Ordinary Shares of a par value of US$0.015 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each; or (e) a consolidation of the Company's authorized and issued ordinary shares at a ratio of one-for-two hundred (1:200), such that the number of authorized and issued ordinary shares of the Company is reduced by a factor of 200, the par value per ordinary share is correspondingly increased by a factor of 200, and the authorized share capital of the Company shall be altered from US$36,010,000 divided into (i) 360,000,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) 1,800,000,000 Ordinary Shares of a par value of US$0.02 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each (the "Ordinary Share Consolidation Proposal");    Proposal 6 → FOR AGAINST ABSTAIN To approve as a special resolution the adoption of one or more newly amended and restated memorandum and articles of association to reflect the Capital Reduction, the Share Subdivision and the Consolidation of Ordinary Shares, as applicable, provided that (i) in the case of the Capital Reduction and the Share Subdivision, the amendments shall only take effect if the conditions set forth in the Capital Reduction Proposal are satisfied, and (ii) in the case of the Consolidation of Ordinary Shares, the amendments shall only take effect if the Board determines, to implement the Consolidation of Ordinary Shares as authorized under the Ordinary Share Consolidation Proposal;    Proposal 7 → FOR AGAINST ABSTAIN To approve and adopt as an ordinary resolution the Fifth Amended and Restated 2010 Equity Incentive Plan and all transactions contemplated thereunder, including without limitation, increasing the number of ordinary shares reserved thereunder and extending the plan's automatic termination date, as attached to the accompanying proxy statement as Annex B.    MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: 

THE BOARD OF DIRECTORS RECOMMENDS VOTING 'FOR' PROPOSALS 1 (for each director nominee), 2, 3, 4, 5, 6 AND 7. MARK HERE FOR ADDRESS CHANGE  New Address (if applicable): ____________________________ ____________________________ ____________________________ IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Dated: ________________________, 2026 (Print Name of Shareholder and/or Joint Tenant) (Signature of Shareholder) (Second Signature if held jointly)